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                                                                  EXHIBIT (a)(7)

[LOGO OF ZERO CORPORATION]                                          NEWS RELEASE
                                                     CONTACT: George Daniels
FOR IMMEDIATE RELEASE                                         Vice President/CFO
---------------------                                         (800) 423-3868


               ZERO CORPORATION TO OFFER TO BUY 25% OF ITS STOCK


LOS ANGELES, California (January 30, 1996)--ZERO Corporation (NYSE/PSE:ZRO) today announced that it intends to acquire up to 4,000,000 of its approximately 16,100,000 outstanding shares of common stock in a "Dutch Auction" at a purchase price not greater than $18.00 per share nor less than $15.75 per share. The Offer to Purchase and Letter of Transmittal will be mailed to stockholders, and the tender offer will commence, on February 1 and will expire at 12 p.m. EST on February 29, 1996. The dealer manager for the offer is PaineWebber Incorporated. On January 30, 1996, ZERO Corporation's closing stock price on the NYSE composite tape was $15.25. ZERO also announced that today its board intends to reduce ZERO's annual cash dividend from its current $.44 per share rate to $.12 per share effective with the April 1996 quarterly dividend declaration. ZERO and a wholly owned subsidiary will use cash plus a $50 million loan to acquire the shares.

Wilford D. Godbold, Jr., president and chief executive officer of ZERO, said, "We believe that ZERO stock is undervalued and that the repurchase is the best investment available to us at this time.

"Over the past few years, we have indicated that ZERO has three priorities for the cash we have been accumulating. Our first priority is to maintain our technological leadership in the niches we serve, our second priority is to acquire complementary businesses, and our third is to buy back our own stock.

"ZERO has addressed the first of its three priorities by completing construction of new plants in England and Minnesota, building a new plant in New Jersey and making significant upgrades in several other businesses through direct investment in equipment, tools and machinery.

"We have acquired several businesses during this fiscal year. ZERO's cash flow generating abilities and the reduction of the dividend rate, coupled with a new $20 million loan facility for acquisitions, will enable us to remain active in pursuing acquisitions of complementary businesses," said Mr. Godbold.

Mr. Godbold concluded, "ZERO is a growth company in the electronics marketplace which has and will continue to expand both internally and through acquisitions. We are confident that the stock repurchase will be beneficial to our stockholders and better position ZERO for the future."

ZERO Corporation primarily serves the electronics industry. ZERO is a leading designer, manufacturer and marketer of engineered products to enclose, cool and protect electronic equipment. ZERO also serves the air cargo industry and produces the famous line of ZERO Hilliburton(R) cases for consumers worldwide.

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                ZERO CORPORATION, 444 SOUTH FLOWER, SUITE 2100,
                      LOS ANGELES, CALIFORNIA, 90071-2922